

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2012

<u>Via E-mail</u>
Margaret C. Whitman
President and Chief Executive Officer
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304

> **Re: Hewlett-Packard Company**
> **Form 10-K for the Fiscal Year Ended October 31, 2011**
> **Filed December 14, 2011**
> **File No. 1-04423**

Dear Ms. Whitman:

We refer you to our comment letter dated September 6, 2012, regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
Assistant Director
Division of Corporation Finance